56 Prospect Street, Hartford, CT 06103-2818

Northeast Utilities Service Company

P.O. Box 270

Hartford, CT 06141-0270

(860) 728-4520

Fax (860) 728-4581

Internet:  gregory.butler@nu.com

Gregory B. Butler

Senior Vice President, General Counsel and

Secretary

April 30, 2013

FILED VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:   Responses to the Staff Comment Letter dated April 17, 2013

Northeast Utilities
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 20, 2013
File No. 001-05324

Dear Ms. Ransom:

Northeast Utilities (“NU” or the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 17, 2013.  The Company trusts that the information that is being provided herein will further assist the Staff in fully understanding the disclosure in the Company’s Form 10-K and proxy statement.

NU acknowledges that (i) NU is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments and any changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) NU may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company notes that the comments issued by the Staff seek additional information on the manner in which certain executive compensation decisions at the Company were made.  The Company believes it has fully disclosed in its filed proxy statement the methodologies used and the various factors considered in awarding executive compensation in 2012, but also respectfully provides below responses to each of the Staff’s comments in an effort to further clarify the disclosure in the proxy statement.

By way of background, prior to the closing of the merger between NU and NSTAR in April 2012, the committees responsible for compensation at each of NU and NSTAR had established goals under their respective annual incentive programs.  Given the uncertainty surrounding the completion of the merger and the fact that different annual incentive programs that had previously been established at each company, the post-merger Company Compensation Committee (the “Committee”) made the determination once the merger was completed to utilize a more subjective, informed decision making process, based primarily upon various performance factors that were not formulaic.  In making final determinations with respect to executive compensation awards, the Committee conducted a comprehensive assessment of total Company financial performance, as well as the operational and merger effectiveness performance of the Company.  Further, the Committee also considered the individual performance of each executive officer, based primarily on recommendations from the Company’s Chief Executive Officer’s assessment of the contributions from each officer with respect to the Company’s overall financial performance and operational and merger effectiveness.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 30

Elements of 2012 Compensation, page 34

2012 Annual Incentive Compensation, page 35

Comment 1:
Please discuss the “rigorous regulatory metrics established for the Company,” and the extent to which these measures were considered by the Compensation Committee in awarding executive compensation.

Response 1:

The rigorous regulatory metrics established for the Company referenced on page 35 of our proxy statement are the Massachusetts Department of Public Utilities’ mandated electric and gas service targets, which are disclosed in detail on page 37 of the proxy statement,  as follows:

•

Average months between service interruptions equaled 13.4 months, exceeding the target of 12.4 months;

•

On-time response to gas customer emergency calls was 99.5%, exceeding the target of 99%;

•

Electric service outage restoration time of 104.1 minutes was significantly better than the target of 111.6 minutes;

•

99.2% of meters were read on time, exceeding the 99% target; and

•

88.2% of customer calls were answered within 30 seconds, exceeding the 85.6% target.

As noted on pages 35 and 36, the extent to which these service targets were considered by the Committee was the same as the extent to which all of the performance factors disclosed in our proxy statement were considered by the Committee:  the Committee, in the exercise of its informed decision making based upon its total assessment of Company and executive officer performance, considered these service targets and all other performance factors  in  making its determinations with respect to compensation awards, but the Committee did not assign specific weight to any single performance factor.

Financial Performance Factors Considered by the Committee, page 36

Comment 2:

We note your indication on page 36 that the Financial Performance Factors Considered by the Committee were weighted at 50% and “would be 200% of target.”  Please tell us how you arrived at the 200% amount you disclose here.  In this regard, we note that you indicated on page 30 that your earnings per share of $2.28 exceeded your stretch earnings per share target of $2.27, however, it is not clear what earning per share targets were set at the threshold and target levels and what associated pay-out would be made at such levels.  It is also not clear how much you weighted the earnings per share metric as compared to the other metrics you list in bullet-point fashion on pages 36-37, which appear to reflect objective and subjective targets.

Response 2:

As noted on page 36 of the proxy statement, except for the 50% financial and 50% operational/merger effectiveness weighting, the Committee did not use pre-determined or quantifiable formulas based on the degree of achievement of performance metrics.  Rather, the Committee used its discretion to consider a substantial number of factors in financial and operational/merger effectiveness results, including its assessment of the difficulty of achieving those results.

The 200% of target award for 2012 financial performance was arrived at by assessing not only the achieved earnings per share of $2.28, (which, as disclosed in the proxy statement, the Committee determined to represent outstanding performance in light of the difficult environment that the Company faced in exceeding the earnings goal), but also the other financial accomplishments disclosed on pages 36 and 37 of the proxy statement.    Following the merger between the Company and NSTAR, the post-merger Committee determined that many of the pre-merger committee determinations, including the threshold, target and maximum levels for grants reflected on page 47 of the proxy statement for the pre-merger NU, were no longer the appropriate measures for assessing the total financial performance of the post-merger Company.  Employing the informed decision making assessment method as judged by the Committee in May 2012 to be most appropriate, the Committee determined in February 2013 that the overall financial performance of the Company was outstanding.  With respect to weighting, as noted above, whilethe Committee considered earnings per share to be critical to 2012financial success, no formal weighting of the earnings per share target or any other performance factors was made; the determinations were made on a subjective informed decision making basis, as disclosed in the proxy statement.

Operational and Merger Effectiveness Factors Considered by the Committee, page 37

Comment 3:

We note your disclosure on page 35 that “the Committee determined later in 2012 that it would need to exercise more discretion at the end of the year to determine the level of achievement for the purpose of 2012 annual incentive awards for our Named Executive Officers” and that it “determined to be guided in its discretion by the earnings per share goal and the level of operational and merger effectiveness performance achieved by the post-merger combined management team.”  Please help us understand how you arrived at the amounts you ultimately paid out in assessing the level of operational and merger effectiveness performance achieved by the post-merger combined management team.  Specifically, please tell us the following:

•

Please tell us whether determination of achievement of each of the operational and merger effectiveness performance measures you list on page 37 was entirely discretionary.

•

Please tell us how you arrived at the “160% target” amount you disclose.  Specifically, tell us how each of the bullet points you list were assessed by the Compensation Committee and weighted in arriving at 160%.  In this regard, it appears that some of the bullet points reflect objective and quantifiable metrics, such as the third bullet, whereas some of the bullet points appear to be more subjective.  We note your indication on page 36 that the Compensation Committee did not use pre-determined or quantifiable formulas based on the degree of achievement and yet we also note your stated emphasis on earnings per share goal.

•

Please tell us when such measures were established and communicated to the named executive officers.

Response 3:

Similar to the assessment of financial performance noted above, the assessment of operational and merger effectiveness performance at 160% of target was arrived at by the referenced subjective informed decision making process, as noted in the proxy statement on page 37.  No single performance factor was assessed or individually scored. With respect to the three questions set forth above, please note the following:

•

As described on page 36 of the proxy statement, management prepared a comprehensive review of the Company’s performance for the year.  The determination of achievement of overall operational and merger effectiveness performance and of each of the performance measures was made in the discretion of the Committee, after a review of the various financial and operational/merger effectiveness performance results discussed on pages 36-37 of the proxy statement.

•

The Committee arrived at the 160% of target amount in the same manner by which it arrived at the assessment of financial performance, through subjective informed decision making.  The bullet points, while reflecting in part specific metrics, were not part of a formula with respect to either operational and merger effectiveness performance.

•

Three of the named executive officers were in attendance at the initial post-merger May 2, 2012 meeting of  the Compensation Committee at which the determination was made to assess performance in the way noted above. The communication regarding the use of the informed decision making process was made to other executives through CEO staff meetings, officers’ performance reviews, and subsequent staff and board meetings.

Individual Performance Factors Considered by the Committee, page 38

Comment 4:

We note that NU’s CEO recommended to the Compensation Committee payout levels for the senior executive officers based on NU’s overall financial and operational/merger effectiveness performance, along with his assessment of each executive officer’s individual performance.  We also note that the Compensation Committee made annual incentive award payouts based on the assessment of each executive’s individual performance, among other factors.  Please describe the individual performance factors that the Committee considered in determining incentive award payments for each executive officer.  Also, please indicate the relative weight given to individual performance measures versus overall financial and operational/merger effectiveness performance; in this regard, you state on page 36 that the financial performance and operational/merger effectiveness performance factors comprise 100% of your determination for pay-out under the Annual Incentive Plan.  In addition, please provide the same information requested in this comment for the executives of The Connecticut Light and Power Company.

Response 4:

The Company’s CEO made an assessment on the extent to which each of the executive officers contributed to the Company’s overall financial and operational/merger effectiveness success, without giving a specific weight to any of the performance factors.  Based on this assessment, the CEO recommended incentive award payouts for each executive officer, which were then considered and ultimately approved by the Committee.  The individual payouts recommended by the CEO and approved by the Committee resulted in annual incentive program payouts for the Named Executive Officers at levels that ranged from 173% to 185% of the potential 200% total award, as disclosed on page 38 of the proxy statement.  This assessment process was the same for the Named Executive Officers of both NU and The Connecticut Light and Power Company.

Grants of Plan-Based Awards During 2012, page 47

Comment 5:

In footnote (4) you refer to “Adjusted Net Income” as a factor considered, however we understand your disclosures on pages 35-38 to indicate that such factor was subsequently not taken into account.  Please advise.

Response 5:

As set forth on page 35 of the proxy statement, the pre-merger NU Compensation Committee set a 2012 financial goal expressed in both adjusted net income and earnings per share.  For purposes of tracking the financial goal described in the proxy statement, adjusted net income, as expressed and translated into earnings per share, was adopted by the post-merger Committee. The NSTAR Compensation Committee had consistently evaluated financial performance with great emphasis on earnings per share, which it did in January of 2012, and since the pre-merger NU Committee used adjusted net income, which it  also expressed in earnings per share, as the primary financial goal, the post-merger Committee, consisting of three legacy NSTAR Trustees and three legacy NU Trustees, determined that the commonly recognized metric of earnings per share was the most appropriate for the post-merger Company.  While the disclosure in footnote (4) was noted to be in adjusted net income, the adjusted net income number, as simply translated into the earnings per share, was adopted.

Comment 6:

Please tell us why this table does not reflect information for Messrs. May and Judge, even though the Summary Compensation Table reflects compensation awarded under this plan.  Please advise and, in doing so, please tell us whether the same performance factors were taken into account for all named executive officers.

Response 6:

The Grants of Plan-Based Awards table does not reflect information for Messrs. May and Judge because neither of these executives was employed by the Company at the time these grants were made.  While the actual payout awards were made under the Company’s annual incentive program and appropriately disclosed in the Summary Compensation Table, there were no grants to disclose for these two executives, insofar as these executives joined the Company upon the merger with NSTAR on April 10, 2012, after the February 2012 grants.  We confirm that the same performance factors were taken into account for all named executive officers.

*****

The Company trusts that the enclosed is fully responsive to the Staff’s letter, and wishes to respectfully state that because we consider our disclosure to be in all material respects in full compliance with the Commission’s regulations, the Company does not believe that an amendment to the referenced filings is necessary.

If you have any questions regarding these responses or require further information, please contact Richard J. Morrison, Assistant Corporate Secretary, at (617) 424-2111 or the undersigned at (860) 728-4520.

Sincerely,
/S/ GREGORY B. BUTLER
Gregory B. Butler
Senior Vice President,
General Counsel and Secretary